[redacted]

07022771

DYNO
Dyno Nobel

**Dyno Nobel Limited**
**ACN 117 733 463**
Level 24, AGL Centre
111 Pacific Hwy, North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

The Securities and Exchange Commission
100 F Street, Street N.E.
Washington DC 20549
USA

PROCESSING
RECEIVED
APR 18 2007
SEC MAIL
SECTION
200
WASH., D.C.

**Date** 04/04/2007

SUPPL

Dear Sir or Madam,

**REFERENCE: 34952**
**Dyno Nobel Limited – Filing Pursuant to Rule 12g3-2(b) Exemption**

Pursuant to Rule 12g3-2(b) of the Securities and Exchange Act 1934, please find **enclosed** an announcement lodged with the Australian Stock Exchange.

Yours faithfully,

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary
Phone: +612 9968 9000
e-mail: julianne.lyall-anderson@ap.dynonobel.com

PROCESSED
APR 24 2007
THOMSON
FINANCIAL

dlw 4/23

# ASX Announcement/Media Release

28 March 2007

## Dyno Nobel acquires Canada's largest drilling and blasting company

Dyno Nobel Limited (ASX: DXL) today announced that it had signed an agreement to acquire 100 percent of the shares of Le Groupe, Castonguay Inc ('Castonguay'), the largest drilling and blasting company in Canada, for an enterprise value of approximately US$43 million (CN$50 million)

Dyno Nobel Limited Chief Executive Officer, Mr Peter Richards said "Castonguay is the market-leading provider of drilling and blasting services and this supports Dyno Nobel's strategy of growth into adjacent areas such as drilling. Castonguay also meets Dyno Nobel's investment criteria with an EBITDA multiple below six (before synergies) which is consistent with recent drilling industry standards. The deal will be EPS accretive in the first 12 months."

In addition, the acquisition is expected to deliver the following benefits:

- Increased product 'pull-through' in the form of product sales adding incremental EBITDA
- Improved synergies and operational efficiencies
- Enhanced market positioning in the Eastern Canadian market.

Due to the nature of the Canadian quarry and construction markets where contractors typically own the relationship with the end user, the acquisition further integrates Dyno Nobel along the customer value chain.

"The acquisition of Castonguay supports Dyno Nobel's current activities in the Eastern Canadian market and provides a platform for expanded services to existing and future customers in the region. In addition to explosive products, the purchase will position Dyno Nobel as a provider of value-adding solutions, which is key to growing revenue, earnings and market share," Mr Richards said.

The acquisition will be the Company's thirteenth since December 2005, when the new Dyno Nobel was formed. The purchase expands the Company's drill and blast footprint and leverages the drilling expertise and synergies Dyno Nobel has achieved in the US and Canada through the acquisitions of ETI, South Miami Heavy Equipment (SMHE), Angelini Drilling and Mountain State Bit.

Importantly, key management of Castonguay will be continuing on with the business.

"The quality of management in Castonguay is impressive and we are pleased to have them on board to assist with a smooth transition into the Dyno Nobel Group and longer term to grow the business," said Mr Richards.

The acquisition will be funded from existing facilities and is expected to be finalised during the second quarter of 2007.

-ENDS-

For media enquires contact:
**Gloria Barton, Cannings 0413 520 603**
**Peter Brookes, Cannings 0407 911 389**

**In North America**
For media enquiries contact:
**Robert Bingham, Dyno Nobel 801 557 1193**
**Len Smith, Dyno Nobel 801 556 8133**

**Background**

Dyno Nobel (ASX – DXL) is a leading supplier of industrial explosives and blasting services to the mining, quarrying, seismic and construction industries. Dyno Nobel is the market leader in North America - the largest explosives market in the world - and the second largest supplier in Australia - the third largest explosives market in the world.

Dyno Nobel employs more than 3,500 people and has 36 manufacturing facilities in Australia, Canada, the US and Mexico. Dyno Nobel has a market capitalisation of approximately AU$2 billion. Dyno Nobel is renowned for its excellent safety performance and as a provider of innovative explosive products and services, which together deliver groundbreaking performance for its customers.

**Dyno Nobel Limited**
ABN 44 117 733 463
Level 24, 111 Pacific Highway
North Sydney NSW 2060 Australia



END